Exhibit 99.1

November 8, 2006

ANALYSIS OF 2005 SAMPLE CONCENTRATES FROM THE KMD BROWN LAKE AREA PROJECT

Vancouver, BC - Wednesday, November 8, 2006 - Ripple Lake Diamonds Inc. (RLD-TSX-V, RLLKF-OTCBB) is pleased to report that it has completed the mineralogical analysis of 752 samples collected within the Brown Lake area (KMD property) near Rankin Inlet in Nunavut.( See News Release: February 6th, 2006 )  The samples were pre-concentrated in the field, and the concentrates were submitted for mineralogical analysis to the Mineralogical Laboratory of KM Diamond Exploration Ltd., in order to identify kimberlite indicator minerals (KIM).

Kimberlite indicator minerals, or KIM (pyrope, chrome spinel, chrome-diopside and olivine) were found in 156 of the submitted samples.  Pyrope predominates sharply (more than 4400 grains were found in 127 samples), whereas chrome-spinel, chrome-diopside and olivine occur in amounts of single grains.  Based on a set of typomorphic characteristics, all pyrope grains from Brown Lake area panned samples were classified as P1 group short-transit pyrope grains characterized by a predominance of angular grains, often with fragments of Type I primary magmatic surface and sometimes with relics of kelyphitic rim.  By composition, low-Cr and medium-Cr G9 pyrope predominates; no diamond association (G10) pyrope grains are present.

Pyrope-bearing samples form a broad NW-trending zone (‘aureole’) between Brown Lake and Camp Lake.  Based on the analysis of KIM distribution in the study area, the ‘head’ and middle parts of the main pyrope halo of the Brown Lake area have been outlined from all sides (NW, SW and NE).  The main pyrope halo is clearly bounded by numerous ‘barren’ (KIM-free) panning samples on the NW, SW and NE, which significantly restricts the area of probable localization for the inferred primary source(s) of the pyrope aureole.

The internal structure of the pyrope halo is heterogeneous.  Twelve local areas were sampled in detail.  The bulk of the identified pyrope grains (more than 4000 grains) were found within local areas.  Here pyrope concentration is as high as several hundreds of grains per standard 20-litre sample.  Within some of local areas, pyrope anomalies are associated with geophysical (magnetic and electromagnetic) anomalies distinguished before as a result of previously done, helicopter-born air geophysical survey made by Fugro in 2005.

This report along with other compiled data will be assessed by RLD’s technical team which is led by Dr. Felix Kaminsky, P.Geo, one of the world's leading diamond exploration geologists .. The technical contents of this news release have been reviewed and approved by Dr. Kaminsky, the company’s Qualified Person.

About Ripple Lake Diamonds Inc.

Ripple Lake Diamonds Inc. is a diamond exploration company with two major properties, the TCH (Ontario) and the KMD (Nunuvut), exploration programs for Ripple Lake’s since 2004 achieved significant and encouraging milestones on both projects. Diamonds have been discovered on both properties .. Each property exhibited abundant kimberlite indicator minerals and a kimberlite fragment was discovered at TCH (Ontario). The next phase of exploration on both properties will be ground geophysics followed by diamond drilling.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, are forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in resource exploration and development. As a result, actual results may vary materially from those described in the forward-looking statements.